Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 20, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ExlService Holdings, Inc.

Amendment No. 1 to

Registration Statement on Form S-3 (File No. 333-162335)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2009.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from H. Christopher Owings, dated October 21, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

Form S-3

Prospectus Cover Page

1.	Please disclose that the company is offering up to an aggregate amount of $200,000,000 in securities, and that the selling shareholders are offering for resale up to 6,000,000 shares of common stock. See Item 501(b)(2) of Regulation S-K.

Response to Comment 1

The Company has revised the cover of the prospectus to address the Staff’s comment.

Selling Stockholders, page 4

2.	Please expand your discussion to describe the terms of the initial transaction(s) relating to the resale shares, including the dates, the names of the purchasers, and the number of shares purchased in each transaction. Since the transaction(s) must be completed before you file a registration statement to resell those securities, please include in your description when the transaction(s) closed. See Rule 430B(b)(2) of Regulation C. Also briefly describe the material terms of any agreement(s) relating to these transactions, and file the related agreement(s) as an exhibit to your next amendment.

Response to Comment 2

In response to the Staff’s comment and in accordance with the requirements of Rule 430B(b)(2) of Regulation C, the Company has revised its disclosure to provide a more detailed description of the initial transactions relating to the resale shares. Specifically, the Company has disclosed that the resale shares consist of shares of common stock that were acquired in transactions completed in connection with the acquisition of the Company’s business from Conseco in 2002, shares of common stock that were issued in connection with a share split of our common stock completed prior to the completion of our initial public offering in 2006, shares of common stock acquired pursuant to our equity compensation plans to the extent such shares were received prior to October 5, 2009, the date of the initial filing of the Registration Statement with the SEC, and shares of common stock held by certain trusts affiliated with certain of our pre-IPO stockholders to the extent such trusts acquired such shares prior to October 5, 2009. See page 4 of the prospectus included in Amendment No. 1.

Based on the language of Rule 430B(b) of Regulation C and General Instruction II.G of Form S-3 (“Instruction II.G”), the Company believes that it is not required to include the names of the purchasers in its disclosure. Both Rule 430B(b)(2)(iii) of Regulation C and Instruction II.G state that the Company is permitted to refer “to any unnamed selling security holders in a generic manner by identifying the initial offering transaction in which the securities were sold.” Furthermore, both Rule 430B of Regulation C (specifically subsections (d) and (h)) and Instruction II.G state that if the registrant chooses to omit disclosures regarding the identities of the selling stockholders and the amounts to be sold pursuant to Rule 430B(b) and Instruction II.G, respectively, then the registrant must disclose the omitted information in a prospectus filed pursuant to Rule 424(b)(7) of Regulation C, a post-effective amendment to registration statement or a Securities Exchange Act of 1934 (the “Exchange Act”) report incorporated by reference into the prospectus that is part of the registration statement, which Exchange Report is identified in a prospectus filed pursuant to Rule 424(b)(7) of Regulation C.

In addition, based on the language of Rule 430B of Regulation C, Instruction II.G and Item 601(a) and (b) of Regulation S-K, the Company believes that it is not required to file the agreements related to the acquisition of the resale shares as an exhibit to the Registration Statement. The Company also notes that, based on Item 601 of Regulation S-K, such agreements are no longer required to be filed as exhibits to the Company’s Annual Report on Form 10-K.

Description of Debt Securities, page 9

3.	We note the references on pages 9 and 15 that the debt may be guaranteed. Please clarify whether you intend to register the guarantees or delete these references.

Response to Comment 3

The Company has revised the prospectus to delete the references noted in the Staff’s comment. See pages 9 and 15 of the prospectus included in Amendment No. 1.

Incorporation bv Reference, page 30

4.	Please revise to include the Form 8-Ks filed on January 30, 2009 and on March 11, 2009. See Item 12(a)(3) of Form S-3. Also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. See Compliance and Disclosure Interpretations - Securities Act Forms (Question 123.05), available in the Corporation Finance section of our website.

Response to Comment 4

The Company has revised the prospectus to address the Staff’s comment. See page 30 of the prospectus included in Amendment No. 1.

Exhibit 5.1 - Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

5.	Please clarify in the first paragraph that Paul, Weiss, Rifkind, Wharton & Garrison LLP has acted as counsel to the company.

Response to Comment 5

The opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP has been revised to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.1 to Amendment No. 1.

6.	Page 4 of the opinion, in the paragraph numbered 4, states in part “such Company Depositary Shares will entitle the holders thereof to the rights specified in the Depositary Agreement.” Please revise to also state that the Company Depositary Shares will be valid and legally binding obligations of the company.

Response to Comment 6

The opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP has been revised to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.1 to Amendment No. 1.

7.	The reference to the Delaware General Corporation Law in the second to last paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement.

Response to Comment 7

Paul, Weiss, Rifkind, Wharton & Garrison LLP hereby confirms that the reference to Delaware General Corporation Law in the second to last paragraph of the opinion includes all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws.

8.	We note the language in the second to last paragraph, “Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.” Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

Response to Comment 8

To address the Staff’s comment, the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP has been revised to remove the limitations from the opinion. A revised version of the opinion has been filed as Exhibit 5.1 to Amendment No. 1.

9.	The opinion does not cover the shares being offered by selling shareholders. Please revise or advise.

Response to Comment 9

The opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP has been revised to include the shares offered by selling shareholders to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.1 to Amendment No. 1.

10.	Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered by the company for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations - Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Response to Comment 10

The Company confirms that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities offered by the Company for each sale of the securities registered in this filing.

Form 10-K for Fiscal Year Ended December 31, 2008

11.	You should comply with the following comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Response to Comment 11

Please see the Company’s responses to the Staff’s comments below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 46

12.	Please describe the causes for the change in gross profit as a percentage of revenues for each year presented. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Response to Comment 12

The Company will comply with the Staff’s comment in future filings as applicable. The Company has also included the following language in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which was filed on EDGAR on November 9, 2009, to address the Staff’s comment:

“Gross profit as a percentage of revenues increased from 37.0% for the nine months ended September 30, 2008 to 40.0% for the nine months ended September 30, 2009, primarily due to an improvement of 270 basis points as a result of a reduction in our salaries and personnel expenses…”

Controls and Procedures, page 56

13.	We note in the last sentence of the first paragraph that your CEO and CFO have concluded that your disclosure controls and procedures were effective at a reasonable assurance level. However, you state in the first sentence of the same paragraph that you maintain disclosure controls and procedures that arc designed in accordance with the definition contained in Exchange Act Rules 13 a-15(e) and 15d-15(e). Please tell us why you have added the reasonable assurance language in the last sentence and repeated the definition contained in Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response to Comment 13

The Company will comply with the Staff’s comment in future filings as applicable to conclude that its disclosure controls and procedures are effective or ineffective, whichever the case may be, without including the “reasonable assurance” language. The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which report was filed on EDGAR on November 9, 2009, contains the following disclosure to address the Staff’s comment:

“In connection with the preparation of this Quarterly Report on Form 10-Q, the Company’s management carried out an evaluation, under the supervision and with the participation of the CEO and CFO, of the effectiveness and operation of our disclosure controls and procedures as of September 30, 2009. Based upon that evaluation, the CEO and CFO have concluded that, as of September 30, 2009, our disclosure controls and procedures were effective.”

Management’s Annual Report on Internal Control over Financial Reporting, page 56

14.	We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective.

Response to Comment 14

The Company will comply with the Staff’s comment in future filings as applicable. The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

Consolidated Financial Statements

Consolidated Balance Sheets, page 70

15.	We note that you disclose shares held in treasury as outstanding shares. Please revise or advise.

Response to Comment 15

Treasury stock represents shares of the Company’s stock acquired for purposes other than retirement or when ultimate disposition has not yet been decided. As per ASC 505-30-45-1, the Company has disclosed the shares of treasury stock shown on its balance sheet as a reduction from the Company’s aggregate outstanding shares of capital stock. The Company has included in its previous filings, and will include in its future filings, as applicable, in the note to its consolidated financial statements titled “Capital Structure” a discussion of events during the applicable period that have resulted in increases or decreases in the number of shares of the Company’s stock held in treasury.

Notes to Consolidated Financial Statements, page 74

Note 2. Summary of Significant Accounting Policies, page 74

Cash and Cash Equivalents and Restricted Cash, page 75

16.

It appears that investments classified as cash equivalents may exceed 40% of consolidated assets. Please explain to us whether you are an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 and how you made the determination. Please tell us the value of “investment securities” as defined in Section 3(a)(2) of the Investment Company Act and the amounts of total assets for each entity included in your consolidated financial statements on an unconsolidated basis as of December 31, 2008. If you are an investment company under Section 3(a)(1)(C), please explain to us how you are in compliance with the Investment Company Act. For example, please explain in detail whether you can rely on Rule 3a-1 of the Investment Company Act.

Response to Comment 16

Overview

The Company is not, and has not been, an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Since its founding, the Company has never held itself out as being in the business of investing, reinvesting, owning, holding or trading in securities. The Company is a leading provider of outsourcing and transformation services, servicing predominantly U.S.-based and U.K.-based clients from its service centers and facilities in India, the Philippines, the United Kingdom, the United States and the Czech Republic. As of December 31, 2008, the Company had approximately 9,500 employees worldwide. As of November 6, 2009, the Company had a market capitalization of approximately $491 million.

Section 3(a)(1)(C) of the Investment Company Act

Section 3(a)(1)(C) of the Investment Company Act provides that an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis” is considered an investment company for purposes of the Investment Company Act.

Cash and Cash Equivalents Owned by the Company

As noted in the Staff’s review, the Company’s consolidated cash and cash equivalents and total assets on a consolidated basis as of December 31, 2008 were $112,174,054 and $211,968,692, respectively. Of that cash and cash equivalents amount, $17,872,017 is cash held in checking or other similar demand accounts, $78,911,151 is held in the form of shares of one or more registered investment companies that hold themselves out as money market funds and that seek to maintain a stable net asset value of $1.00 per share and $15,390,886 is held in the form of mutual fund investments.

Although the term “cash items” is not defined in the Investment Company Act, cash in the form of bank deposits is generally considered a cash item. See Certain Prima Facie Investment Companies, IC-10937, n. 29 (November 13, 1979) and SEC v. National Presto Indus., Inc., 486 F.3d 305, 317 (7th Cir. 2007). In addition, the Staff has stated that it does not object to an issuer excluding from its calculations pursuant to Section 3(a)(1)(C) of the Investment Company Act shares of a registered investment company that holds itself out as a money market fund and seeks to maintain a stable net asset value of $1.00 per share provided that the issuer is not primarily engaged in the business of investing, reinvesting or trading in securities. See Willkie Farr & Gallagher, SEC No-Action Letter [2000-2001 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 78011

(September 27, 2000); see also Tamar Frankel and Ann Taylor Schwing, The Regulation of Money Managers: Mutual Funds and Advisors, Second Edition, §5.03[C], n. 207. Based on this guidance and the discussion below regarding the business in which the Company is primarily engaged, the Company believes that of the $112,174,054 in cash and cash equivalents held by the Company on a consolidated basis as of December 31, 2008, only the $15,390,886 that is held in mutual fund investments would be counted as investment securities for purposes of Section 3(a)(1)(C) of the Investment Company Act.

Corporate Structure

The Company’s entire $15,390,886 mutual fund portfolio is held by its indirect wholly-owned subsidiary exlService.com (India) Private Limited, an Indian entity (“Exl India”). Exl India is directly and wholly owned by ExlService.com, Inc., a Delaware corporation (“Exl Inc.”), which is directly and wholly owned by ExlService Holdings, Inc.

Other than the mutual fund portfolio held by Exl India, none of the direct or indirect subsidiaries of ExlService Holdings, Inc. holds any investment securities as defined in Section 3(a)(2) of the Investment Company Act.

Analysis of exlService.com (India) Private Limited

The Company believes that Exl India is not an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act. On a book basis, Exl India had $15,390,886 in mutual fund investments, $3,059,466 in cash and $61,417,300 in total assets as of December 31, 2008 on an unconsolidated basis. Exl India is the Company’s primary operating subsidiary, employs approximately 93% of the Company’s employees and owns or leases the Company’s operations centers in India. Exl India’s assets consist primarily of property and equipment, client contracts, real estate, leases, computer and telecommunications equipment, office equipment, furniture, cash and investments, inter-company balances generated in the ordinary course of the Company’s business, deposits held by the Indian government in respect of ongoing tax audits of Exl India (such audits are discussed on pages 24 and 29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008) and other current and non-current assets. The Company believes that none of Exl India’s assets other than the $15,390,886 in mutual fund investments are investment securities.

The Company believes that the fair value of the assets of Exl India (excluding investment securities and cash) is significantly in excess of $43 million. Being conservative and assuming that the book value of Exl India’s assets is their fair value, the value of Exl India’s investment securities equals approximately 26.37% of the entity’s total assets (excluding cash items) on an unconsolidated basis. As a result, Exl India is not an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act.

Analysis of ExlService.com, Inc. and ExlService Holdings, Inc.

The Company believes that neither Exl Inc. nor the Company is an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act.

Exl Inc. is a holding company whose assets consist primarily of investments in wholly-owned subsidiaries, employment agreements with the Company’s U.S. employees, cash and cash equivalents, inter-company balances generated in the ordinary course of the Company’s business, deposits held by the Indian government in respect of ongoing tax audits of Exl Inc. (such audits are discussed on pages 24 and 29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008) and other current and non-current assets.

ExlService Holdings, Inc. is a holding company whose assets consist primarily of cash and cash equivalents, investments in wholly-owned subsidiaries, client contracts, intellectual property, inter-company balances generated in the ordinary course of the Company’s business and other current and non-current assets.

As noted above, the Company believes that all of the cash equivalents held by Exl Inc. and ExlService Holdings, Inc. are cash items for purposes of Section 3(a)(1)(C) of the Investment Company Act and that neither Exl Inc. nor ExlService Holdings, Inc. own any assets that are investments securities. As a result, the Company believes that neither Exl Inc. nor ExlService Holdings, Inc. is an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act.

The Company’s Primary Business

The Company is primarily engaged in a business other than investing, reinvesting or trading in securities. With regard to the Investment Company Act, the determination of an issuer’s primary engagement is based on a review of five factors: the issuer’s historical development, its public representations of policy, the activities of its officers and directors, the nature of its present assets and the sources of its present income. See In the Matter of the Tonopah Mining Company of Nevada, 26 S.E.C. 426 (July 22, 1947), SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3 (S.D.N.Y. 1968), affirmed, 435 F.2d 510 (2nd Cir. 1970) and SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007).

As stated above, the Company, a Delaware corporation, is a leading provider of outsourcing and transformation services. The Company’s predecessor, ExlService.com, Inc., was founded in 1999 and was acquired in August 2001 by Conseco Inc. and operated as Conseco Inc.’s wholly-owned subsidiary and in-house business processing service provider. In November 2002, the Company was formed by a group of the Company’s senior executives, including Vikram Talwar, the Company’s current Executive Chairman, and Rohit Kapoor, the Company’s current President and Chief Executive Officer, and investment funds affiliated with Oak Hill Capital Partners and FTVentures. On November 14, 2002, the Company acquired ExlService.com, Inc. from

Conseco Inc. As a result of the acquisition, ExlService.com, Inc. and its subsidiaries became wholly-owned subsidiaries of the Company.

Since the formation of its predecessor, the Company has continuously operated as a provider of offshore business process outsourcing and transformation services and at no time has the Company held itself out as being in the business of investing, reinvesting, owning, holding or trading in securities. The Company’s transformation service offerings were significantly enhanced after its July 1, 2006 acquisition of Inductis Inc., a leading provider of transformation services, and its subsidiaries. Transformation services include decision analytics, risk and financial management and operations and process excellence services. The Company’s transformation services help clients improve their operating environments through cost reduction, enhanced efficiency and productivity initiatives, and improve the risk and control environments within the clients’ operations, whether or not they are outsourced to the Company. In October 2006, the Company completed its initial public offering of its common stock and initiated the ongoing listing of its common stock on the Nasdaq Global Select Market. At all times during the Company’s existence the Company has presented itself to the public and to investors (including on its web site, in its periodic and current reports filed with the SEC, in its annual reports to stockholders and in its press releases and other public statements and announcements) as an operating company.

With regard to the activities of the Company’s directors and officers that relate to the Company, the Company estimates that almost 100% of such persons’ time is spent managing the Company’s outsourcing and transformation services.

With regard to the nature of the Company’s assets, as discussed above, based on the historical guidance of the Staff, as of December 31, 2008 and September 30, 2009, investment securities constituted approximately 13.36% and 8.05%, respectively, of the Company’s total assets on a consolidated basis (excluding cash items). The remaining assets of the Company consist of operating assets used in connection with the Company’s business. The Staff noted that the Company retains a significant amount of cash and cash equivalents. The Company uses its cash for two different purposes. First, the Company’s strategy includes completing acquisitions and expanding its operations through significant capital expenditures. Cash and cash equivalents are used or will be used to fund such acquisitions and capital expenditures. These include the Company’s acquisition of Schneider Logistics Europe S.R.O. on July 3, 2009 and the Company’s recently announced proposed acquisition of the operations of the American Express Global Travel Service Center, a business unit of American Express located in Gurgaon, India, that provides the travel-related business process outsourcing services of American Express. Second, the Company believes that in the current economic environment, its cash balance is especially critical to growing its business and attracting new clients. When the Company attracts a new client, the Company is often required to incur significant upfront costs to provide facilities, staffing and equipment to provide services to the client prior to receiving significant payment for such services. As a result, the Company emphasizes its strong cash position as a significant selling point to its potential clients to show that it can adequately meet the client’s needs under an engagement.

With regard to the sources of the Company’s present income, during the year ended December 31, 2008, the Company generated total revenues from its operating business and net income of approximately $181.7 million and $14.4 million, whereas during the same period it received interest and other income of approximately $3.5 million, which amount includes approximately $2.8 million of income from the Company’s demand deposit and money market fund holdings, which holdings the Company believes are cash items for purposes of the Investment Company Act. Similarly, during the nine month period ended September 30, 2009, the Company generated total revenues and net income of approximately $131.6 million and $4.0 million, respectively, whereas during the same period it received interest and dividend income of approximately $0.9 million, which amount includes approximately $0.7 million of income from the Company’s demand deposit and money market fund holdings, which holdings the Company believes are cash items for purposes of the Investment Company Act.

Conclusion

Based on the above analysis, the Company believes it is not an investment company under the Investment Company Act. In addition, in response to the Staff’s comment, the Company believes that it would satisfy the conditions for the exemption provided under Rule 3a-1 under the Investment Company Act.

Revenue Recognition, page 78

17.	Please disclose the amount of unbilled accrued revenues at each balance sheet date. Refer to Rule 5-02(3)(c)(2) of Regulation S-X.

Response to Comment 17

The Company will comply with the Staff’s comment in future filings as applicable. In accordance with Rule 5-02(3)(c)(2) of Regulation S-X, the Company will, where applicable in its future filings, disclose the amount of unbilled accrued revenues at each applicable balance sheet date in Note 2 on “Summary of Significant Accounting Policies—Revenue Recognition” (or a substantially similar note) to its consolidated financial statements. The amount of unbilled accrued revenues as of December 31, 2008 was $1,292,138.

Earnings Per Share, page 81

18.

Please tell us how you treat vested restricted stock and restricted stock unit awards in basic earnings per share computations. Refer to paragraph 10 of SFAS 128. In addition, we note your disclosure in Note 11 regarding dividend rights of restricted stock. Please include a discussion of the applicability of the two class method for financial statements issued after the effective date of FSP EITF 03-6-1. Finally, please revise your disclosure in Note 11 to clearly describe the dividend rights of vested and unvested restricted stock and restricted stock unit awards.

Response to Comment 18

The shares of common stock underlying the Company’s shares of restricted stock are not issued until the applicable restriction lapses and such shares of restricted stock are subject to forfeiture if such restrictions do not lapse. As a result, the Company does not include shares of common stock underlying any shares of restricted stock in the statements of stockholders’ equity until the applicable restrictions have lapsed, which is when the restricted stock vests. On vesting, the shares of common stock underlying the applicable shares of restricted stock are issued to the holders and are included in the outstanding common stock, which is also used to compute the basic earnings per share in accordance with paragraph 10 of SFAS 128.

The Company has historically granted restricted stock units (“RSUs”) to its independent directors. Under the terms of such RSU grants, one hundred percent of the RSU credited to the recipient director’s account vest and become non-forfeitable on the earlier of (A) the first anniversary of the date of grant, (B) the date on which the recipient’s term as a member of the Company’s board of directors expires if the recipient is not subsequently elected to a new term on the Company’s board of directors and (C) a change in control of the Company. Accordingly, the Company’s RSUs issued to date contain non-forfeitable rights to dividends or dividend equivalents upon vesting and are therefore after vesting considered participating securities for purposes of earnings per share calculations pursuant to the two-class method.

The Company will include disclosure substantially similar to the above in its future filings, as applicable. Application of this treatment had an insignificant effect on the Company’s historical earnings per share calculations as the number of vested RSUs was 40,000 and 48,000 as of December 31, 2008 and September 30, 2009, respectively.

Note 10. Income Taxes, page 91

19.	We understand that the deferred tax benefit line item in the income tax reconciliation table on page 94 represents the net unrecognized deferred income tax expense for each year related to temporary differences that are expected to reverse during tax holiday periods. Please confirm whether or not our understanding is correct. If our understanding is not correct, please tell us what the line item represents. Also, please explain to us why there is no reconciling amount for the current fiscal year. In addition, explain to us why the reversal of bad debt reserve is a reconciling item.

Response to Comment 19

The deferred tax benefit line in the income tax reconciliation table represents the aggregate of (i) changes in the valuation allowance for unrecognized deferred income tax expense for each year related to temporary differences that are expected to reverse during the tax holiday period and (ii) changes in tax credit carry forwards. Tax credit carry forwards represent minimum alternate tax payments pursuant to the Indian Income Tax Act and are recognized as a deferred tax asset.

With regard to the fourth sentence of the Staff’s comment, a reconciling amount of $193,810 related to the “deferred tax benefit” line item for the year ended December 31, 2008 is included in the “Impact of tax holiday” line item. The Company believes that the tax credit carry forward is recognized since certain units of the Company’s Indian subsidiaries qualified for exemption from taxable income and the tax credit carry forward for such units should be included in the “Impact of tax holiday” line item. To address the Staff’s comment, the Company’s disclosures regarding the year ended December 31, 2008 will be revised in its future filings, as applicable, to clarify these line items.

The reversal of bad debts reserve is considered as a reconciling item as this relates to the bad debts reserve in the books of Inductis Inc., prior to its acquisition by ExlService Holdings, Inc. When this reserve is reversed, it results in a permanent difference and hence is part of the reconciliation.

20.	Please provide us with a reconciliation of deferred income tax benefits relating to continuing operations disclosed in the table on page 92 to the amounts disclosed in the consolidated statements of cash flow for each year presented.

Response to Comment 20

To address the Staff’s comment, set forth below is a reconciliation of deferred income tax benefits relating to continuing operations disclosed in the table in Note 10 on “Income Taxes” to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 to the amounts disclosed in the consolidated statements of cash flow for each year presented.

	Year Ended December 31,
	2008	2007	2006
	Amounts in USD
Deferred income tax benefits as per statements of cash flow	$(627,052)	$(2,836,801)	$(2,140,183)
Less: Adjustments related to discontinued operations and included in “Net cash provided by operating activities – discontinued operations” in the consolidated statements of cash flow(a)	(1,437,445)	(926,405)	—

Deferred income tax benefits as per Note 10	$(2,064,497)	$(3,763,206)	$(2,140,183)

(a)	On August 11, 2008, the Company completed the sale of all of its shares of Noida Customer Operations Private Limited (“NCOP”), which was classified as discontinued operations for all periods presented.

To address the Staff’s comment, the Company’s disclosures in the consolidated statements of cash flow for the years ended December 31, 2008 and 2007 will be revised in its future filings, as applicable, to reconcile these line items. As a result of such revision, net cash provided by operating activities from continuing operations will decrease by $1,437,445 and $926,405 for the years ended December 31, 2008 and 2007, respectively, and net cash provided by operating activities from discontinued operations will increase by $1,437,445 and $926,405 for the years ended December 31, 2008 and 2007, respectively. However, there is no impact from such revision on the consolidated net cash provided by operating activities for each of the years ended December 31, 2008 and 2007.

Note 11. Stock Based Compensation, page 94

21.	Please disclose the total intrinsic value of stock options exercised and the total fair value of restricted stock and restricted stock units vested for each year for which an income statement is provided. Refer to paragraph A240.C. of SFAS 123(R). Please also disclose the general terms of performance based restricted stock awards. In addition, please tell us why separate disclosure of performance based restricted stock awards are not important to an understanding of your use of stock-based compensation. Refer to paragraphs A240.a. and A240.f. of SFAS 123(R).

Response to Comment 21

To address the Staff’s comment, the Company will revise its disclosure in future filings, as applicable, to include the total intrinsic value of stock options exercised and the total fair value of restricted stock and restricted stock units vested. The aggregate total intrinsic value of stock options exercised during the year ended December 31, 2008 was $381,130 and the aggregate total fair value of restricted stock and restricted stock units vested during the year ended December 31, 2008 was $2,573,126.

The Company did not issue any performance based restricted stock awards during the years ended December 31, 2008 and 2007. The Company had issued performance-based restricted awards with a vesting period of three years in July 2006 in connection with the acquisition of Inductis Inc. Since the grants were substantially vested or forfeited as of December 31, 2008, no separate disclosure was made in Note 11 on “Stock Based Compensation” to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The number of outstanding performance based grants was 1,616 as of December 31, 2008. The Company will include in its future filings, as applicable, a separate disclosure on any performance based restricted awards granted in the future.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 12

Cash Incentive Bonus, page 17

22.	Please clarify how you calculated the annual cash incentive bonus amounts for each executive officer. Note that under Item 402(b)(l)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response to Comment 22

The Company calculated cash incentive bonuses for its named executive officers in the following manner: As described in the Company’s Definitive Proxy Statement on Schedule 14A filed on EDGAR on April 30, 2009 (the “Proxy Statement”), the annual cash bonuses for the Company’s named executive officers were determined based partly on the financial performance of the Company, and partly on the Company’s Compensation Committee’s evaluation of the named executive officer’s performance against such named executive officer’s personal objectives. In the case of Messrs. Talwar, Kapoor and Shashank, 30% of the annual cash bonus was based on the Company’s performance against the revenue target (which portion was earned at 78% of target based on 2008 performance) and 30% of the annual cash bonus was based on the Company’s performance against the Adjusted EBIT target (which portion was earned at 0% of target based on 2008 performance). The remainder of the annual cash bonus was based on the Compensation Committee’s evaluation of the named executive officer’s performance against the named executive officer’s individual performance measures taken as a whole as described in the Proxy Statement. As a result, the total bonus for Messrs. Talwar, Kapoor and Shashank was 75%, 77.5% and 75.4%, respectively, of such named executive officer’s target annual bonus.

In the case of Mr. Nacha, 20% of the annual cash bonus was based on the Company’s performance against the revenue target (earned at 78% of target as described above), 20% of the annual cash bonus was based on the Company’s performance against the Adjusted EBIT target (earned at 0% of target as described above), and the remainder of the annual cash bonus was based on the Compensation Committee’s evaluation of his performance against his individual performance measures taken as a whole as described in the Proxy Statement). As a result, the total annual bonus for Mr. Nacha was 93.6% of his target annual bonus.

In the case of Mr. de Villa, 15% of the annual cash bonus was based on the Company’s performance against the revenue target (earned at 78% of target as described above), 15% of the annual cash bonus was based on the Company’s performance against the Adjusted EBIT target (earned at 0% of target as described above), 7.5% was based on revenue achievement at our research and analytics business (which portion was earned at 85% of target based on 2008 performance), 7.5% was based on gross margin percentage achievement at our research and analytics business (which portion was earned at 115% of target based on 2008 performance), 7.5% was based on gross margin percentage achievement at our risk advisory services business (which portion was earned at 70% of target based on 2008 performance), 7.5% was based on revenue achievement at our risk advisory services business (which portion was earned at 178% of target based on 2008 performance) and the remainder of the annual cash bonus was based on the Compensation Committee’s evaluation of his performance against his personal objectives (based on the factors described in the Proxy Statement). As a result, the total bonus for Mr. de Villa was 111.5% of his target bonus for 2008, which total bonus amount was then prorated to reflect the portion of 2008 during which Mr. de Villa was employed by the Company.

The Company paid Mr. Appel 100% of his target bonus of $175,000, based on the Compensation Committee’s determination that he had achieved his personal performance goals, which included Mr. Appel’s contributions toward achieving the Company’s cost reduction plan, leadership in managing the currency risks facing the Company and enhancing the capabilities of the Company’s finance organization, in addition to his assistance in the timely filing of the Company’s 2008 Annual Report on Form 10-K.

In future filings, as applicable, the Company will revise its disclosure of the calculations of its annual cash bonuses to be substantially consistent with the foregoing.

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If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Aun A. Singapore at (212) 373-3431.

Very truly yours,

/S/ JOHN C. KENNEDY
John C. Kennedy

cc:	Amit Shashank, Esq.

ExlService Holdings, Inc.